Exhibit 99.2

TROOPS, Inc. (NASDAQ: TROO) Intends to Bolster Shareholder Value with Strategic Stock Repurchase

HONG KONG, July 25, 2025 /PRNewswire/ -- TROOPS, Inc. (NASDAQ: TROO) (“TROOPS” or the “Company”) today announced that the Company has initiated its stock repurchasing plan by entering into a stock repurchase agreement (the “Stock Repurchase Agreement”) with an existing shareholder (the “Shareholder”).

On July 18, 2025, the Shareholder agreed to the Company’s notice to exercise its repurchase option as outlined in the stock purchase agreement dated on May 28, 2025. On July 22, 2025, the Company entered into the Stock Repurchase Agreement with the Shareholder, pursuant to which the Shareholder agreed to sell, and the Company agreed to repurchase 4,400,000 shares at a purchase price of US$0.90 per share, for a total purchase price of US$3,960,000. The closing of the Stock Repurchase Agreement occurred on July 24, 2025.

This strategic repurchase of 4,400,000 shares of the Company at US$0.90 per share is expected to enhance shareholder value by reducing the number of outstanding shares, potentially increasing earnings per share and strengthening the Company’s capital structure. The transaction underscores the Company’s confidence in its long-term growth prospects and commitment to delivering value to its shareholders.

About TROOPS, Inc.

TROOPS, Inc. is a conglomerate group of various businesses with its headquarters based in Hong Kong. The group is principally engaged in (a) money lending business in Hong Kong providing mortgage loans to high quality target borrowers, (b) property investment to generate additional rental income and, (c) the development, operation and management of an online financial marketplace that provides one-stop financial technology solutions including API services by leveraging artificial intelligence, big data and blockchain, and cloud computing (SaaS), (d) advisory and referral services in relation to the application of migration, education and visa renewal to its customers, and (e) consultancy services for insurance products in respect of insurance referral to insurance brokers. The group’s vision is to operate as a conglomerate to build synergy within its own sustainable ecosystem thereby creating value to its shareholders.

For more information about TROOPS, Inc., please visit our investor relations website: www.troops.co

Safe Harbor and Informational Statement

This announcement contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words “believe,” “expect,” “anticipate,” “future,” “will,” “intend,” “plan,” “estimate” or similar expressions, are “forward-looking statements”. Forward-looking statements in this release include, without limitation, the effectiveness of the Company’s multiple-brand, multiple channel strategy and the transitioning of its product development and sales focus and to a “light-asset” model, Although the Company’s management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward looking statements involve a number of risks and uncertainties, which could cause the Company’s future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, our ability to have effective internal control over financial reporting; our success in designing and distributing products under brands licensed from others; management of sales trend and client mix; possibility of securing loans and other financing without efficient fixed assets as collaterals; changes in government policy in China; China’s overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; compliance with government regulations; legislation or regulatory environments; geopolitical events, and other events and/or risks outlined in TROOPS’ filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and TROOPS does not undertake any obligation to update any forward-looking statement, except as required under applicable law.